EX 21Subsidiary List of Registered Wholly Owned Companies

APT Systems Inc., a Delaware corporation, had the domestic subsidiaries shown below as of June 22, 2018.

APT Systems Inc. has no parent.

Name of Subsidiaries	Jurisdiction of Organization
Snapt Games Inc	Delaware
RCPS Management Inc.	Colorado